SilverCrest Announces Initial Resources at La Joya Property;
+100 million Ounces Silver Equivalent*

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. January 5, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce it has completed its initial resource estimation for its La Joya Property in Durango, Mexico. Inferred Resources within the Phase I area are estimated at 57.9 million tonnes grading 28 gpt silver, 0.18 gpt gold, and 0.21% Cu. Initial resources contain approximately 51.3 million ounces of silver, 333,400 ounces of gold (16.7 million ounce of Ag Eq.) and 270.3 million pounds of copper (33.9 million ounces Ag Eq.) for a total of 101.9 million ounces silver equivalent* (Ag Eq) using a cutoff grade of 15 gpt Ag Eq.

These resources have been independently estimated utilizing Company Phase I drilling and sampling programs along with independently-validated historic data. Drilling to date has been relatively widespread in the Phase I area which is approximately 1 kilometre by 500 metres. As a result, the initial resource estimates are considered by the Company to cover only a portion of the overall potential within the Phase I area.

The Main Mineralized Trend which includes the Phase I and II drilling areas has an overall length of 2.5 kilometres and an average minimum width of 500 metres (see attached map and News Release dated Nov. 14, 2011 for description of target areas). Phase II drilling is currently underway.

La Joya Resource Summary (Phase I Area)

CATEGORY**	TONNES	AG GPT	AU GPT	CU %	CONTAINED AG OZ	CONTAINED AU OZ	CONTAINED CU LBS	CONTAINED AG EQ. OZ*
INFERRED***	57,940,000	28.0	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

Using a higher cutoff grade of 30 gpt Ag Eq. reduces the Inferred Resource tonnage to an estimate of 35.5 million tonnes with increased grades of 39 gpt silver, 0.22 gpt gold, and 0.30% Cu. Compared to the lower cutoff grade of 15 gpt Ag Eq., these resources contain approximately 44.3 million ounces of silver, 246,000 ounces of gold and 237.5 million pounds of copper or a total of 86.4 million ounces silver equivalent*.

The resource estimation for La Joya is based on recent and historical information collected by the Company and previous operators (Luismin/Goldcorp) from1979 to present. The most significant components of the data for the Phase I resource area are the recent results from 27 drill holes (5,753.7 metres) and 178 surface samples (504.7 metres) completed by the Company. Eight previously announced independently validated historic drill holes (2,574.35 metres) were also used for resource estimation (see News Release dated Nov. 14, 2011). Drill hole spacing for the 35 holes (8,328 metres) used in the resource estimation is approximately 100 metres. The entire database includes 83 drill holes totaling 21,473 metres, 77 holes on the Company concessions and 6 holes on the adjacent Goldcorp concessions. There are 48 holes located outside of the Phase I resource area that are being used to guide Phase II drilling.

Selective areas of lead, zinc, tungsten and molybdenum mineralization are also being evaluated. These metals are considered potential by-products of the Ag-Au-Cu mineralization. Resource estimations for these metals will be reported when completed and incorporated in the Technical Report.

Based on available data and computer modeling, the current most continuous mineralization at La Joya is hosted within at least 9 sub-vertical, near east-west striking structurally-controlled stockwork zones. These zones are considered to be semi-continuous along strike with true widths ranging from 15 to 50 metres using a cutoff grade of 15 gpt Ag Eq. At least 14 near-horizontal mantos (semi-continuous disseminated stratabound sulphides) have been defined within the resource area, which are cross-cut by the stockwork zones and are currently considered secondary to stockwork mineralization. The La Joya deposit is currently interpreted to host four related styles of mineralization, (See News Release dated October 17, 2011 for defined types of mineralization at La Joya.)

Initial metallurgical test work on three mineralized core samples suggests that the La Joya deposit may be amenable to conventional flotation processes for copper concentrating with gold and silver components. Further metallurgical test work is required to fully confirm flotation amenability and determine metal recoveries. The nearby Sabinas Mine (Penoles), which is considered to be a similar deposit style to La Joya, has been in production for many years and is currently producing at an estimated rate of 4,000 tonnes/day and shipping flotation concentrate overseas.

The La Joya Inferred Mineral Resource Estimate was completed by EBA Engineering Consultants Ltd., a Tetra Tech Company, using Gemcom GEMS modelling software to conform to guidelines and definitions established by National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy. The resource is based on verified information from historical and recent Company sources. Solid boundaries for the mineralization were interpreted using a minimum 15 Ag Eq cut-off from drill holes composites. Raw assay data was composited to 1 metre and interpolated into a 5 metre x 5 metre x 5 metre block size model using inverse distance squared methodology and two sets of search ellipses. The search ellipse ranges were based on geological field observation, geostatistical analysis and iterative interpolation. Grade interpolation within stratabound manto mineralization utilized an anisotropic search ellipse oriented along the interpreted trend of bedding with major and semi-major axis ranges of 75 metres and a minor axis range of 40 metres. Where manto grades exceeded 200 gpt Ag, 2 gpt Au, or 3% Cu, the search ellipse was limited to major and semi-major axis ranges of 50 metres, and a minor axis range of 25 metres. Grade interpolation within sub-vertical structurally-controlled stockwork zones utilized an anisotropic ellipse oriented along the interpreted zones with major and semi-major axis ranges of 150 metres and a minor axis range of 30 metres. A minimum of 3 composites, to a maximum of 20, were required to interpolate block grades with no more than 5 composites reporting from any one drill hole in manto mineralization, or no more than 3 composites reporting from any one drill hole in the stockwork zones. Based on limited laboratory testing, a value of 3 was applied as a specific gravity for all materials in the model. Using the definitions in the CIM Definition Standards for Mineral Resources and Mineral Reserves, all Mineral Resources have been classified as being Inferred based on the number of samples used for estimation and the overall confidence in interpretation from the widely spaced drill holes for this style of deposit. Inferred Resources should not be used as the basis for evaluation of economic viability of the project. Details of these criteria will be presented in the Technical Report to be filed on SEDAR.

The independent Qualified Persons for the La Joya resource estimation whom have reviewed and approved the contents of this news release are James Barr., P.Geo. and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. from Wardrop Engineering, a Tetra Tech Company. A Technical Report currently being prepared by the Qualified Persons will adhere to the disclosure requirements of NI 43-101 and will be filed no later than 45 days from the date of this release. There have been no previous qualified resources reported for La Joya.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
________________________	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

Currently Drilling
+500 m
C'
C
+200 m
El Coloradito
La Esperanza
Santo Niño
2.5 km
2.5 km
Goldcorp
Skarn
?
Intrusives
S-3
SAC00-02
SAC00-03
SAC00-05
SAC00-04
S-4a
Proposed Phase II hole*
VALIDATED HISTORIC HOLE
HISTORIC HOLE
SILVERCREST PHASE I HOLE
ROAD
MAIN MINERALIZED TREND
LA JOYA PHASE I (Ag-Cu-Au-W-Pb-Zn)
LA JOYA PHASE II (Ag-Cu-Au-W-Pb-Zn)
El Coloradito (Ag-Au-Mo-W)
Santo Niño (Ag-Cu-Au-W-Pb-Zn)
La Esperanza (Ag-Cu-Au-?)
CONTOUR INTERVAL 10m
GRAPHIC SCALE
SilverCrest
LA JOYA PROJECT
DRILL HOLE LOCATIONS AND TARGETS
AOC
1:5,000
NOV. 2011

* Approximate location, subject to change

C
C'
250m
5,318.8 gpt Ag, 54.7 gpt Au, 6.3% Pb/2m
16.8, 0.06, 0.042, 0.072/55.1m
12.5, 0.15, 0.062, 0.098/78m
19.3, 0.18, 0.032, 0.061/35m
~200m
2200.00 Y
SAC00-04
2000.00 Y
SAC00-05
SAC00-03
S-4a
?
40.5, 0.22, 0.015, 0.088/19m
34.0, 0.05, 0.073, 0.074/21m
SAC00-02
1800.00 Y
0.00 X
200.00 X
gpt Ag, gpt Au, %WO3, %Mo/metres
12.5, 0.15, 0.062, 0.098/78m
S-4a UNVALIDATED HISTORIC DRILL HOLE
HISTORIC HOLE, ASSAY VALIDATION
INTRUSIVE : PORPHYRITIC FELDSPAR/MONZONITE
SKARN
HORNFELS/MARBLE
SIGNIFICANT MINERALIZED INTERCEPT
0
100
SilverCrest
LA JOYA PROJECT
Section C-C'
Looking North West
Feb 2012